Management’s Discussion and Analysis
Annual Information Form December 31, 2002
Consolidated Financial Statements Dec 31, 2002
Management Discussion and Analysis Dec 31, 2002
Technical Report Kemess Mines December 31, 2001
Addendum 1 to Kemess Technical Report Feb 2002
Addendum 2 to Kemess Technical Report Feb 2002
Northgate Exploration Ltd. Annual Report 2002
Consent of KPMG LLP
Consent of Maryse Belanger
Consent of MDRI Canada
Section 906 Certification CEO
Section 906 Certification CFO

EXHIBIT 3

Management’s Discussion and Analysis

All dollar amounts are stated in United States dollars unless otherwise indicated.

OVERVIEW

Northgate Exploration Limited (“Northgate” or the “Corporation”) is a gold and copper mining company focussed on operations and opportunities in North and South America. Our principal assets are the Kemess South mine in north-central British Columbia, which produces 290,000 ounces of gold and 75 million pounds of copper per year and the adjacent Kemess North project, which is currently the subject of a feasibility study.

RESULTS OF OPERATIONS

For the year ended December 31, 2002, the Corporation recorded a consolidated net loss of $14,243,000 or $0.14 per share, after taking into account interest on capital securities and preferred share dividends, compared with a consolidated net loss of $9,912,000 or $0.58 per share in 2001. The per share data is based on a weighted average number of shares outstanding of 123,374,060 in 2002 and 30,251,156 in 2001.

Kemess South Mine

Production at the Kemess South mine totalled 282,300 ounces of gold and 72.9 million pounds of copper during 2002. This compares with 277,100 ounces of gold and 66.3 million pounds of copper in 2001. The following table provides a summary of operations during 2002 compared with 2001:

(100% production basis)	2002	2001

Tonnes milled (ore plus waste)	42,842,000	32,959,000
Tonnes milled (ore)	17,308,000	15,361,000
Tonnes milled per day (tpd)	47,420	42,100
Gold grade (gmt)	0.724	0.855
Copper grade (%)	0.236	0.251
Gold recovery (%)	70	66
Copper recovery (%)	81	77
Gold production (ounces)	282,300	277,100
Copper production (000’s lbs)	72,900	66,300
Cash cost ($/ounce)	204	209

Higher mill throughput and improved metal recoveries were achieved in 2002, as a result of improvements made to the milling circuit over the past two years and the installation of two column flotation cells in the flotation circuit, which have enhanced metal recoveries beyond original expectations. These improvements led to record production of both gold and copper during 2002.

     On June 17, 2002, members of the International Union of Operating Engineers – Local 115, representing approximately 300 employees at the Kemess Mine, voted to accept a new 3-year collective agreement. The previous agreement had expired on December 31, 2001.

     In 2003, the Kemess South mine is forecast to produce 294,000 ounces of gold and 77.5 million pounds of copper at a cash operating cost of approximately $196 per ounce, net of copper by-product credits calculated at a price of $0.75 per pound.

2002 Versus 2001

Revenue: Northgate’s total revenues for the year ended December 31, 2002 increased to $110,992,000, compared with $98,363,000 in 2001. The increased revenue in 2002 was the result of higher gold and copper production and a dramatic improvement in gold prices. The average metal prices received on sales in 2002, before hedging, were $310 per ounce for gold and $0.71 per pound for copper compared with $271 per ounce and $0.72 per pound in 2001.

     Operating expenses: Total operating costs in 2002 were $76,079,000, compared to $71,579,000 in 2001. The 6% increase in expenses was predominantly due to the 30% increase in tonnes mined and the 12% increase in tonnes milled between 2001 and 2002. Average cash costs, net of by-product credits, for 2002 were $204 per ounce, an improvement of $5 per ounce from 2001.

     Administrative and general expenses: Administrative and general expenses decreased to $1,670,000 in 2002 from $2,131,000 in 2001 as many of the one-time legal and other costs related to the acquisition and restructuring of the Kemess mine were not incurred in 2002.

     Depreciation and depletion: Depreciation and depletion expenses increased to $25,891,000 in 2002 from $24,152,000 in 2001 primarily as a result of the increase in the tonnes of ore mined from the Kemess South pit.

     Net interest expense: Net interest expense declined substantially in 2002 to $5,335,000 from $9,341,000 in 2001. The reduction in interest expense is attributable to a substantial reduction in the Corporation’s long-term debt as a result of the equity financing completed in June 2002 and a decline in short-term interest rates.

     Exploration: Exploration expenses during 2002 were $4,215,000 compared with $840,000 in 2001. Expenditures in 2002 were substantially higher as the result of an extensive drill program in the Kemess North region, partially funded by the issuance of flow-through common shares.

     Other: In connection with an equity financing that closed on June 28, 2002 and a subsequent reduction in long-term debt, the Corporation repurchased a significant portion of its gold hedge book at a cost of $9,839,000.

     During 2001, Northgate sold its subsidiary, Bretzin Mines Limited, through which it held a portfolio of South American exploration properties. The Corporation recorded a gain of $1,151,000 on the sale.

LIQUIDITY AND CAPITAL RESOURCES

2002 Versus 2001

At December 31, 2002, the Corporation had a working capital deficiency of $1,295,000 compared with a deficiency of $20,351,000 at December 31, 2001. The increase in working capital was the result of a reduction in short-term debt and accrued liabilities and an increase in cash that resulted from the completion of several financings during 2002. Cash balances at the end of 2002 amounted to $4,401,000 compared with $804,000 at the end of 2001.

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     Cash flow from operations for the year, before changes in working capital, was $11,868,000 compared to $13,435,000 for the previous year. Cash flow from operations, before changes in working capital and prior to a one-time charge related to closing out a large portion of the Corporation’s gold hedging position, was $21,707,000 compared with $13,435,000 in 2001. The principal use of cash for the year was for additions to mineral property, plant and equipment, primarily the ongoing construction of the tailings impoundment facility.

     Based on planned production levels, estimated gold and copper prices and forecasted Cdn/US dollar exchange rates, it is anticipated that funds provided from operations will be sufficient to finance planned capital expenditures of $9,500,000 for the Kemess South mine in 2003 and pay interest and principal on debt as they become due.

     Outstanding indebtedness: The Corporation closed a six-year $100 million syndicated project loan in September 2001 to partially refinance the acquisition bridge financing that was used to acquire an interest in the Kemess South mine in February 2000. During 2002, the Corporation made scheduled repayments of $11,000,000 and repaid an additional $24,500,000 using proceeds from a common equity issue in June. The Corporation also repaid $14,162,000 in other long-term debt and $5,886,000 in short-term debt during the year using proceeds from two equity issues and cash generated from operations. At December 31, 2002, the Corporation had $64,500,000 remaining on its project loan, of which $9,000,000 is scheduled for repayment in 2003.

     At December 31, 2001, the Corporation’s capital securities, including accrued interest, totalled $87,219,000. As the Corporation retained the right to repay principal and interest on these capital securities in the form of common shares, they were classified as equity on the balance sheet. During 2002, the Corporation repaid the capital securities, including accrued interest, in cash that was raised through equity financings.

     Shareholders’ equity/deficiency: Shareholders’ equity was $129,339,000 at December 31, 2002 compared with a deficiency of $19,168,000 at December 31, 2001. The increase was attributable to the issuance of 161,022,459 common shares and 38,182,338 common share purchase warrants during the year.

     The Corporation’s capital stock consists of an unlimited number of Class A and Class B preference shares, of which none are issued, and an unlimited number of common shares, of which 191,273,615 were issued and outstanding at December 31, 2002.

     In March 2002, the Corporation closed a Cdn$140 million financing transaction announced in December 2001 by issuing 35,714,270 common shares, 17,857,135 warrants, 3,865,429 flow-through common shares and 3,600,000 preferred shares. Proceeds from the transaction were used to repay the outstanding capital securities and accrued interest and fund qualified exploration expenditures in 2002. The financing consisted of: a Cdn$20 million unit offering of common shares and share purchase warrants; a Cdn$5.4 million offering of flow-through common shares; a Cdn$25 million rights unit offering of common shares and share purchase warrants; and a Cdn$90 million private placement of 8% convertible preferred shares.

     In June 2002, the Corporation closed a Cdn$125 million equity financing in which it issued 60,975,610 common shares and 20,325,203 share purchase warrants. Proceeds from the financing were used to repay short and long-term debts and interest, repurchase $9,839,000 of the gold hedge book and for general corporate purposes.

ENVIRONMENTAL MANAGEMENT

Northgate is committed to maintaining effective management systems with respect to environmental issues at the Kemess South mine.

     With respect to future site reclamation and closure costs, the Corporation regularly updates its estimates of future expenditures. At December 31, 2002, management’s estimate of future reclamation and site closure costs was $12.1 million (Cdn$18.8 million). This estimate was based on available information, including preliminary closure plans, alternatives and applicable regulations. At December 31, 2002, the Corporation had provided for a future liability of $10.3 million and will continue to accrue for closure costs over the remaining mine life. The Corporation has posted a Cdn$12 million bond, held in trust by the Government of British Columbia, against these future environmental obligations and amended its reclamation permit during 2002 to increase the amount of the bond to Cdn$18.8 million by the end of the Kemess South mine life in 2009.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

At December 31, 2002, in order to protect against the impact of declining gold prices, the Corporation had commitments to deliver a total of 413,700 ounces of gold, of which 350,000 ounces related to commitments under the terms of the Corporation’s project loan facility (unrealized loss of $14,262,000) and the remaining 63,700 ounces were hedged to fix the price of gold contained in accounts receivable and inventory at December 31, 2002. At December 31, 2002, Kemess Mines Ltd. had entered into foreign exchange contracts to sell $31,000,000 in 2003 at an average exchange rate of 1.5858.

The Corporation had the following additional contractual obligations and commitments on December 31, 2002.

($millions)	1 Year	2-3 Years	4-5 Years	6 Years+

Project Loan Repayments	9.0	33.0	22.5	—
Leases	3.1	6.4	4.1	1.8
Mineral Property Option Agreements	0.4	—	—	—

RISK FACTORS

Northgate’s future revenues are dependent on the prices for gold, copper and silver on world markets and the level of treatment and refining charges that custom smelters charge for processing concentrate. These prices and charges can vary significantly from year-to-year and affect the Corporation’s revenue and earnings. Operating costs at Northgate’s Kemess South mine site are largely denominated in Canadian dollars and, as a result, the Corporation’s US dollar earnings will be directly affected by fluctuations in the Cdn/US dollar exchange rate to the extent that these costs are not hedged with foreign currency instruments. Northgate will continue to have leverage in its capital structure in order to enhance shareholder returns. Changes in interest rates, to the extent they are not fixed, will, therefore, have an effect on earnings.

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     Although the Corporation has carefully prepared its mineral reserve and resource figures and believes that the methods of estimating mineral reserves and resources are sound, such figures are estimates and no assurance can be given that the indicated recoveries of gold and copper from the reserves will be realized over the mine life.

     The business of mining is generally subject to a number of risks and hazards, including operational accidents, labour disputes, unusual or unexpected geological conditions and other environmental phenomena, including weather. Northgate maintains insurance against risks that are typical in the mining industry, but such insurance may not provide adequate coverage under all circumstances.

     The Corporation is subject to various legal claims, judgements, potential claims and complaints including unexpected environmental remediation costs in excess of current reserves, arising out of the normal course of business. While the Corporation believes that unfavourable decisions in any pending procedures or the threat of procedures related to any future assessment or any amount it might be required to pay will not have a material adverse affect on the Corporation’s financial condition, there is a risk that if such decisions are determined adversely to the Corporation, they could have a material adverse effect on the Corporation’s profitability.

     The Corporation’s mining operations and exploration activities are subject to extensive Canadian federal and provincial regulations. The Corporation believes that it is in substantial compliance with all current laws and regulations. However, since these laws and regulations are subject to constant change, there can be no guarantee that future changes will not have a material adverse effect on the Corporation by reducing levels of production, or delaying or preventing the development of new mining properties.

SENSITIVITIES

The following table shows the approximate impact on the Corporation’s 2003 earnings and cash flow of variations in prices, exchange rates and interest rates, based on the projected production at the Kemess South mine if the change was to remain in effect for the full year:

		Earnings and
		Cash Flow Impact
Factor	Change	($millions)

Gold	$10/ounce	2.7
Copper	$0.01/pound	0.64
Interest rates (Libor)	1.0%	0.45
US/Cdn exchange rate	$0.01	1.2

Note: The figures in the chart above exclude the impact of the financial instruments disclosed in Note 16 of the Notes to Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES

The Corporation’s accounting policies are described in Note 2 to the consolidated financial statements. These consolidated financial statements are prepared in conformity with Canadian GAAP, which require the Corporation to make various judgements with respect to certain estimates and assumptions. The following policies are considered by management to be most critical in understanding the judgements that are involved in the preparation of the Corporation’s financial statements and the uncertainties inherent within them.

Revenue Recognition

Revenue is recognized upon production of concentrate. Sales of gold and copper concentrates are based on specific sales agreements and may be subject to adjustment upon final settlement of shipment weights, assays and metal prices. Such adjustments to revenue are recorded in the period of final settlement.

Reclamation

On an annual basis, the Corporation updates its estimates of the cost for site closure and mine reclamation based on the best available information and current regulatory requirements. Reclamation costs are then accrued on a unit-of-production basis over the remaining mine life.

Mineral Property Costs

The Corporation records mineral property acquisition and mine development costs at cost and depreciates and depletes these costs on a unit-of-production basis. If reserve estimates or future metal prices differ substantially from the Corporation’s current estimates, it may become necessary to write down the value of the Corporation’s assets or increase future depreciation and depletion expenses, both of which would reduce net earnings in future years.

RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Corporation carries on certain transactions with its affiliates, which are conducted on normal business terms (see Note 15). The most significant of these transactions are as follows:

>	the sale of concentrate to Noranda Inc. under a three year agreement that ends on December 31, 2004;

>	a 1.62% payable metal royalty to Brascan Financial Corporation on production from the Kemess South mine; and

>	the payments of interest and principal on various bridge loans that were used to finance the acquisition of the Kemess South mine.

OUTLOOK

The operational improvements achieved in 2002 are generating significant cash flow for the Corporation and the Kemess South mine is now expected to perform consistently for the balance of the mine life, producing an average of 290,000 ounces of gold and 75 million pounds of copper annually. Further operating improvements will be implemented at Kemess South in 2003 and exploration will continue within the Kemess camp to further expand the resource base while the Corporation proceeds with the feasibility study on Kemess North.

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